Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of FaZe Holdings Inc. on Form S-1 of our report dated April 4, 2023, with respect to our audits of the consolidated financial statements of FaZe Holdings Inc. as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases effective January 1, 2022 and a change in the Company’s reporting of certain talent costs and amortization of talent acquisition cost effective January 1, 2022.

/s/ Marcum LLP

Marcum LLP

Costa Mesa, CA

August 10, 2023